Exhibit 10.1
LICENSE AGREEMENT

This License Agreement (“Agreement”) is entered into as of the Effective Date by and between Immunovative Therapies Ltd., an Israeli corporation with a principal place of business at Malcha Technology Park, Building No. 1, First Floor, Jerusalem, Israel, 96951 (“Licensor”); and Novo Energies Corporation a Florida Corporation with a principal place of business at 750 Cote de Place d'Ames, Suite 64, Montréal, Québec, Canada H2Y 2X8 (“Licensee”).

RECITALS

WHEREAS, Licensor is a private biopharmaceutical company developing immunotherapy drug treatments for cancer and other indications and is the owner of all right, title and interest in particular patents and patent applications in the United States (U.S.) and foreign countries.

WHEREAS, Licensor currently has two experimental products for the treatment of cancer in clinical development called AlloStimTM and AlloVaxTM ("Product Candidates") that are related to said patents and patent applications.

WHEREAS, Licensee is a public company currently trading on the OCTBB market system under the symbol NVNC and, as a public company, has various options for raising capital not available to a private company.

WHEREAS, Licensee has experience and expertise in raising investment capital through  public vehicles and also experience in generating market interest, increased liquidity for shareholders and in building a long term shareholder base, including institutional investors.

WHEREAS, the officers and affiliates of the Licensee have contacts with large numbers of potential investors, both individuals and institutions and have networks established for raising investment capital throughout the world.

WHEREAS, Licensee and Licensor desire to work jointly together in the spirit of partnership to obtain regulatory approval to market one or more Product Candidates primarily the United States, Canada and/or European markets, as well as other world markets.

WHEREAS, Licensee desires to contribute business development, capital formation, investor relations, public relations, management of capital markets and administrative services in a spirit of partnership; and, Licensor desires to contribute research and development, GMP manufacturing and management of clinical trials in a spirit of partnership.

WHEREAS, a significant increase in value and increased availability of financing options is believed to be possible upon successful completion of a randomized Phase II/III clinical trial (the "Clinical Trial") designed to prove the efficacy of at least one of the Product Candidates.

WHEREAS, Licensee believes that with the assistance of Licensor it can successfully raise sufficient capital to fund at least one Clinical Trial to prove the efficacy of at least one of the Product Candidates.

WHEREAS, Licensor believes that with assistance from Licensee and with sufficient capital to fund operations it can successfully complete a Clinical Trial.

WHEREAS, upon the successful completion of a Clinical Trial (as defined herein) the parties wish to merge to become a single entity with the purpose of, inter alia, developing, manufacturing and Commercializing Licensed Products.

WHEREAS, in order to obtain the required financing to launch these envisioned joint efforts designed to result in the successful completion of the Clinical Trial, Licensor is willing to grant to Licensee, and Licensee desires to acquire from Licensor, an exclusive, worldwide license to Commercialize (as defined herein) any products covered under the current issued Patents and pending patent applications as well as any future patent applications owned by Licensor with the transaction structured as an option for Novo to acquire 25% of Immunovative either through issuance of stock or by merger on the terms and subject to the conditions set forth in this Agreement.

                NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties agree as follow:

1.             DEFINITIONS

When used in this Agreement, the following terms (whether used in the singular or plural or possessive) shall have the following meanings:

1.1           “Effective Date” means the date of the last signature set forth below for executing this Agreement.

1.2           “Patent Rights” means the listed granted patents and pending patent applications (including PCT applications) shown on Schedule A (showing country of granted patent or pending applications) attached hereto, and all patents and patent applications not listed and related thereto (e.g.,  divisions, continuations, continuations-in-part, reissues, reexaminations, related international or foreign counterparts and extensions thereof) and includes any future patents and patent applications solely or jointly owned by Licensor, or licensed by Licensor or any of its subsidiaries, with the right to sublicense.

1.3           “Licensed Product” means a product, system, process, technique, or composition, that is within the scope covered by one or more patent claims of the Patent Rights (see below). The Licensed Products currently in clinical development are known as "AlloStimTM" and "AlloVaxTM" which are herein also referred to as "Product Candidates" or "Products".  For example purposes, laboratory testing services developed to predict or measure a response to a Product Candidate, such as the biomarker, IL-12 is within the definition of a Licensed Product.  An automated device designed to formulate living cell products at a physician's office or clinic is within the definition of a Licensed Product.

1.4           “Commercialization”, “Commercializing”, “Commercialized”, and the like means obtaining regulatory approval to introduce a Licensed Product into a territory for sale, market, offer to sell, sell, and import the Licensed Product and taking measures to successfully market and sell the Products in such territory, such measures include, but are not limited to, marketing efforts, physician training and education, product sales, and offers to sell.

1.5           “Confidential Information” means all non-public confidential and proprietary information provided to Licensor by Licensee or to Licensee by Licensor including, but not limited to, information related to research, marketing, or finance, patient names, treatments and treatment plans, patient diagnoses, medical records, protocols, clinical data, hardware, machines, processes, material compositions, material processes, encryptions, software code, algorithms, formulas, ideas, inventions, developments, improvements, future research, trade secrets, designs, drawings, samples, media, works of authorship, know how, business information, contracts and contractual relationships, sales and marketing strategies, sales leads, business plans, regulatory submissions, correspondence and strategies, employee manuals, policies, procedures, standard operating procedures and forms for GMP operations or other internal operations, vendor lists, presentations, business methods, product functionality, services, data, customers, markets, competitive analysis, databases, formats, methodologies, applications, payment, delivery, inspection and audit procedures, formulas and results, employee performance records.

1.6           “Dollar” means the U.S. dollar.  All monetary amounts recited in this Agreement are based on United States (U.S.) currency.

1.7           “Know How” means all technical and other information which is not in the public domain (other than as a result of a breach of confidence), including but not limited to, information comprising or relating to concepts, discoveries, data, designs, formulae, ideas, inventions, methods, models, procedures, designs for experiments and tests and results of experimentation and testing, processes, specifications and techniques, laboratory records, clinical data, manufacturing and quality control data, trade secrets and Confidential Information intended to remain as such, whether or not protected by any Patent Rights or any applications for such rights.

1.8           “Intellectual Property Rights” "IPR" shall mean all intellectual property rights including, without limitation, Patent Rights, Know How, all inventions, discoveries and other technical information that are not yet subject of a patent application, Confidential Information and trade secrets, whether or not patentable, patent applications, patents, original works of authorship, whether or not copyrightable, all copyrights including morale, mask work rights, rights on databases, trademarks, trade secrets, know how, and all other proprietary rights in whatever form or medium, which may be recognized under any jurisdiction, in each case on a worldwide basis, together with all improvements, revisions, extensions, reexaminations, translations, adaptations, derivative work, and combinations thereof.

1.9           “Fully-Diluted Basis” shall mean the assumption that all options, warrants or other convertible securities or instruments or other rights to acquire Common Stock or any other existing or future classes of capital stock have been exercised or converted, as applicable, in full, regardless of whether any such options, warrants, convertible securities or instruments or other rights are then vested or exercisable or convertible in accordance with their terms.

2.             LICENSE GRANT

2.1           License:  Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee as of the Effective Date an exclusive worldwide license under the Patent Rights to market, offer to sell, sell, and import the Licensed Products until the termination of this Agreement (the "License").

2.1.1           Retained Rights:  except for the rights explicitly granted to Licensee under the License, Licensor retains any and all other rights to the Patent Rights, the Licensed Products, and any Know How pertaining thereto and other Intellectual Property Rights therein, including but not limited to the right to manufacture, formulate and ship the Licensed Products.

2.1.2           Field of Use:  Subject to the provisions and limitations herein, the License under Paragraph 2.1 extends to Commercialization of any and all fields of use and all territories worldwide.

2.1.3           Restrictions. Licensee may not, at any time without obtaining Licensor's prior written approval, sell, assign, transfer, pledge, hypothecate, create a security interest in or otherwise dispose of any of its rights under the License (“Transfer”). Any attempt to Transfer the License or any rights therein in violation of this Section shall be null and void and shall be disregarded by Licensor and shall trigger the immediate termination of this Agreement.

2.2           Sublicense:  Subject to the conditions recited below in Paragraphs 2.2.1, 2.2.2, and 2.2.3, Licensee has the right to sublicense its rights and/or obligations under the License to one or more third parties ("Sublicensee").   However, no Sublicensee pursuant hereto shall have the right to grant further sublicenses.

2.2.1           Sublicensee Requirements:  The sublicense of any rights or obligations under the License to any Sublicensee candidate under Paragraph 2.2 shall require the prior written approval of the Licensor, which may be granted or denied at Licensor's sole discretion. Licensee shall assure that a sublicense candidate shall have sufficient financial resources, experience and capability in the indication and territory that is the scope of the proposed sublicense to successfully perform any of its respective duties or obligations under the License being so transferred and to support the Commercialization of the Licensed Product in the defined indication and territory.

2.2.2           Sublicense Agreement: Licensee shall have the right to negotiate sublicense agreements provided any such agreement shall contain, inter alia, confidentiality, non-compete and indemnity protections at least as severe as those imposed on Licensee herein and such other applicable requirements of this Agreement, including a definition of the Licensed Product under the Patent Rights, and the indication and territory allowed to be developed for Commercialization. The final agreement, however, shall be subject to the prior written approval of the Licensor, which may be denied at its sole discretion. Licensee shall at all times remain liable towards Licensor for any and all breaches of this Agreement by any of the Sublicensees.

2.2.3           Sublicense Fees:  Licensee shall have the right to charge fees to a sublicensee under Paragraph 2.2, such as monthly fees, royalty payments, milestone payments, equity sales or exchanges and the like, as well as define a transfer price for delivery of a Licensed Product into the territory of the Sublicensee for the defined Product Candidate under the Patent Rights.  Such payment terms shall be detailed in the agreement subject to paragraph 2.2.2.

2.2.4           Distribution of Sublicense Fees: The manner and mechanism for distribution of Sublicense Fees under 2.2.3 above shall be described in a separate agreement between Licensee and Licensor for each sublicense.  Said separate agreement under this paragraph must be executed prior to Licensee signing a Sublicense Agreement pursuant to 2.2.2 above.

2.3           Ownership of Patent Rights: Licensor will retain ownership of all right, title and interest in the Patent Rights, subject to the license under Paragraph 2.1 and any sublicense under Paragraph 2.2.

2.4           Maintenance of Patent Rights:  Licensor shall be responsible for the preparation, filing, prosecution, protection and maintenance of all Patent Rights. Upon Licensee's request and subject to the non-use and non-disclosure provisions herein, Licensor shall (i) instruct its patent counsel to copy Licensee on material correspondence relating to the Patent Rights, and (ii) shall notify and consult with Licensee in significant decisions relating to the preparation, filing, prosecution, protection and maintenance of the Patent Rights, including the content, timing and jurisdiction of the filing of such Patent Rights, reasonably prior to any deadline or action with the U.S. Patent & Trademark Office or any other patent office and shall (iii) furnish Licensee with copies of all relevant documents reasonably in advance of such consultation. In the event that, following such initial consultations, Licensee and Licensor disagree over the appropriate course of action, Licensor shall arrange for the matter to be jointly discussed by Licensee, Licensor, and Licensor’s patent counsel. At all such meetings Licensee shall be given the opportunity to present its case for any course of action preferred by Licensee, and shall be entitled to receive any information reasonably requested by Licensee concerning the prosecution and maintenance of the Patent Rights that is in the possession of Licensor’s patent counsel. Notwithstanding the foregoing, it is clarified that Licensor is the sole owner of the Patent Rights, and as such shall have the sole and final authority to take decisions regarding the prosecution and maintenance of the Patent Rights. Licensor will not abandon any application in any country without providing the Licensee with prior written notice thereof.

2.5           Employment Matters. Both Licensor and Licensee will ensure that all directors, officers, employees and other persons or entities engaged by the Licensor or Licensee, whether as consultants or otherwise ("Personnel"), and who have access to proprietary information, execute agreements which contain restrictions of non-solicitation of employees and customers, non-disclosure and non-use of information and an assignment of technology to the Licensor in accordance with local laws.

2.6           Non-Compete:   Licensee hereto agrees not to enter into or engage in any business, whether directly or indirectly, which will compete with the business of the Licensor or with the Commercialization of any Licensed Product during the term of this Agreement and for a period of three years thereafter.

2.7           Exclusivity:  Licensee agrees, throughout the term of this Agreement, to exclusively engage in business activities related to performing its obligations under this Agreement, particularly raising the required funds for the conduct of the Clinical Trial and thereafter, the Commercialization of the Licensed Products.  As such, Licensee will not engage, whether directly or indirectly, throughout the term of this Agreement in any other business activity, including the in-licensing of technology or products from a third party or otherwise acquire technology or products for development or sale from a third party without the prior written permission of the Licensor.

2.7           Licensee Roles and Obligations:  Throughout the term of this Agreement, Licensee shall be responsible, inter alia, for fund raising, business development, contract negotiations for sublicensing, investor and public relations, financial reporting and other regulatory compliance issues for public companies.

2.8           Licensor Roles and Obligations. Licensor shall be responsible for the continued research and development of the Licensed Products, the conduct of the Clinical Trial, manufacturing, formulation, packaging and shipping of any Licensed Products, patent prosecution and regulatory filings pertaining to Licensed Products with the FDA or the equivalent regulatory bodies in other applicable jurisdictions. All Intellectual Property Rights, raw data and any Know-How obtained as a result or in the course of conduct of the Clinical Trial or otherwise throughout the term of this Agreement shall be deemed proprietary and Confidential Information of the Licensor, subject to the applicable provisions hereof.

2.8           Product Development Opportunities:  Licensee, as part of its responsibilities, may pursue to raise capital to fund clinical trials, the research and development activities of the Licensed Products, or Commercialization of the Licensed Products in different indications, or in strategic locations, or with influential investigators, or investigator sponsored clinical trials, or technology development partnerships, etc. Licensor shall support Licensee's efforts to secure this financing by providing reasonable assistance as may be requested, provided that any strategic engagement with a third party will be subject to Licensor's prior approval, to be granted at Licensor's sole discretion.

2.9           Scientific Advisory Board:  Licensor shall establish a Scientific Advisory Board ("SAB") consisting of experts in the field of Immunology and Cancer.  The membership of the SAB shall consist of members appointed by the Licensor and acceptable to the Licensee.  The SAB shall advise on pre-clinical and clinical research and development activities.  The SAB shall meet at least three (3) times a year and will review pre-clinical and clinical data as well as review manufacturing technology and methods, regulatory filings, strategic plans and manuscripts prepared for publication .  A representative of the Licensee shall be allowed to attend all SAB meetings.

3.           LICENSE PAYMENTS

3.1           Cost of License:  Licensee shall pay Licensor for the License a total of $10 million ("License Cost").  The License Cost is payable over a period of time beginning upon the Effective Date of this Agreement and continuing until the date 24 months after receiving notice from a regulatory agency in the US, Canada, EU or Thailand of approval to commence a Clinical Trial ("Regulatory Notice").

3.2	Payment Schedule: The License Cost shall be payable to Licensor in accordance with the following payment schedule:

3.2.1	Upfront Payment. A payment of four hundred and fifty thousand dollars ($450,000) shall be made upon the Effective Date of this Agreement;

3.2.2
Minimum Monthly Payment. Throughout the term commencing on the later of: (i) 90 days after the Effective Date; and (ii) the date upon which Licensor submits to a peer-reviewed journal a manuscript for publication describing the results of the Phase I/II clinical trial conducted pursuant to IND 13,936l; and ending upon the aggregate payment of $10 million, Licensee shall pay Licensor a minimum monthly maintenance fee of one hundred and fifty thousand dollars ($150,000), payable upfront no later than by the 5th day of each month. Any additional payments made pursuant to 3.2.4 that are in excess of amounts due under Sections 3.2.1 and 3.2.2 may be credited towards future amounts due under Section 3.2.2;

3.2.3
Clinical Trial Payment. A minimum $2 million payment shall be made within 90 days after receiving Regulatory Notice to conduct the first Clinical Trial.  Licensor shall use these funds only for direct costs of supporting the Clinical Trial, including, but not limited to, costs to manufacture, formulate and ship clinical grade product and placebo, fees to clinical research organization (CRO), cost of physicians, nurses, data managers and clinical administrative personnel, costs of facilities dedicated for use in performing the Clinical Trial, and immunological monitoring costs.

3.2.4
Additional Payments. Other than the set payment requirements outlined in paragraphs 3.2.1, 3.2.2 and 3.2.3, the remaining License Cost payments can be made at any time or schedule over the period beginning upon the Effective Date of this Agreement and continuing until a date 24 months after receiving Regulatory Notice (the "Period").

3.2.5
Payment Schedule. All payment requirements under this paragraph 3 will end when the total accumulated payments made during the Period to Licensor reaches $10 million.  While the additional payments pursuant to paragraph 3.2.4 above can be made at any time or schedule, the intent of this Agreement is that Licensee will endeavor to pay the License Cost as soon as practical during the Period.  Accordingly, Licensee agrees to transfer a portion of funds it has raised to the Licensor as soon as practical each time after the funds have been deposited and released to Licensee, while agreeing only to retain enough of such funds from each investment round reasonably calculated to support the operations of the Licensee. .

4.             MERGER

4.1            Merger:  Upon the successful completion of the Clinical Trial (as defined below), and subject to the payment in full by Licensee of the License Cost, the parties will consummate a merger transaction in which the Licensee and the Licensor shall merge to become a single entity with the Licensor owning 75% of the post-merger shares and the Licensee owning 25% of the post-merger shares on a Fully Diluted Basis (the "Merger"). The Merger shall be conducted under applicable laws, including the Israeli Law for Encouragement of Research and Development in Industry 5744-1984.  The structure and means to accomplish the Merger will be decided by the Parties at the time of the Merger. Both parties agree that the Merger  will be effectuated in a manner to minimize costs, tax liabilities, SEC review requirements and to avoid any other issues that may cause delay.

4.2            Successful completion of the Clinical Trial. The successful completion of the Clinical Trial shall be defined as the date that the treatment protocol for the number of evaluable subjects necessary to conduct a statistical analysis comparing a placebo control group with a Product Candidate is completed, whereby there is sufficient power to detect a statistically significant (p<0.10) increase in overall survival of 50% or greater of the Product Candidate vs. placebo ("Statistical Milestone").  For the planned Clinical Trial for Breast Cancer the number of subjects necessary to meet the Statistical Milestone is 186.  For the planned Clinical Trial for Colorectal Cancer, the number of subjects necessary to meet the Statistical Milestone is 132. It is expected that it will take 24-36 months to successfully complete a Clinical Trial.

4.3            Modifications to Merger Transaction.

4.3.1        Additions to Licensee Ownership.  Any funds paid to Licensor by Licensee in excess of the License Cost until consummation of the Merger shall be credited to the Licensee thus increasing Licensee's ownership in the merged entity. Calculation of the increase shall be based upon an assumption of a $40 million post-money valuation of the merged entity upon payment of $10 million by the Licensee and a 75/25 Licensor/Licensee share distribution ratio on a Fully Diluted Basis. Accordingly, by way of example, if Licensee paid $12 million at a post-money value of $40 million, the post-money value of the entity would increase from $40 million to $42 million.  The $12 million investment divided by the $42 million valuation results in an increase in the ownership of the Licensee in the entity from 25% to 28.57%.  If contributed funds are in the form of a grant or other form of compensation, to the extent the funds were used by Licensor to defray the direct costs of successfully completing the Clinical Trial, the funds will be credited to the Licensee toward payment of the License Cost.

Similarly, if the Licensor has any debt, liability or other form of indebtedness (excluding any liabilities owed to patent attorney or for patent maintenance fees) at the time of the Merger these shall be deducted from the Licensor and credited to the Licensee.  For example, assuming the Licensee paid $10 million and the Licensor has $ 1 million in debts, the post-money value would be decreased to $39 million.  The $10 million divided by the $39 million valuation would increase the ownership of the Licensee in the merged entity from 25% to 25.64%.

4.3.2 Subtractions to Licensee Ownership: Any equity or grant funding obtained by Licensor from third parties after the Effective Date and until consummation of the Merger shall be credited to the Licensor thus increasing Licensor's ownership in the merged entity and decreasing Licensee's ownership. For example, assuming the Licensee paid the full $10 million at the time of Merger and the Licensor raised $1 million after the Effective date, the post-money valuation would increase to $41 million. The $10 million investment of the Licensee divided by the $41 million valuation results in a decrease in the ownership of the Licensee in the merged entity from 25% to 24.39%.

Similarly, any debt, liability or other forms of indebtedness of Licensee at the time of the Merger shall be deducted and credited to Licensor thus increasing Licensor's ownership in the merged entity and decreasing Licensee's ownership.   For example, assuming the Licensee paid the full $10 million and had $1 million in debt at the time of the merger. The post-money valuation of the entity would be $39 million.  The $10 million investment would be adjusted to $9 million for purposes of determining the ownership percentage. The $9 million divided by $39 million results in a decrease in the ownership of the Licensee in the merged entity from 25% to 23.1%.

4.3.3            Records:  Licensee and Licensor shall keep and maintain complete and accurate financial records of all payments made under this Agreement and the issuance of stock equity, options to purchase equity, warrants or other securities issued or promised.

4.4           Conditions Requiring Merger. Provided that the Licensee has paid the License Cost in full within the Period, consummation of the Merger shall occur within 90 days of the successful completion of the Clinical Trial. Both Licensee and Licensor shall agree to cooperate to effectuate the Merger in a timely manner. As, depending on the structure of the Merger, Licensee will likely be required to file a current report on Form 8-K reporting the Merger that is compliant with, and provides the information required under, Items 1.01, 3.02, 5.01, 5.06, 9.01 and any other applicable Item of Form 8-K (the “Super 8-K”) including the necessary financial information, Licensor agrees to provide Licensee with all information regarding Licensor and its property and the Products required for the Super 8-K within 60 days of the successful completion of the Clinical Trial (which information shall include all necessary audited financial information).

4.5           License Payment and Non-Completion of Clinical Trial.  If the Licensee has paid the License Cost in full within the Period and Licensor has not successfully completed the Clinical Trial, the Merger may be consummated with the agreement of the Licensor and Licensee.  If the Licensor or Licensee agree to Merge, the provisions of Section 4.4 shall apply as if the date of notification of this choice were the date of the successful completion of the Clinical Trial.  As long as the Licensee has paid the License Cost in full within the Period and does not choose this approach, Licensee shall retain the license granted in paragraph 2 above.

4.6           Spending License Fee and Non-Completion of Clinical Trial. If Licensee has paid the License Cost in full within the Period and Licensor has spent the $10 million without successfully completing the Clinical Trial, the Merger may be consummated with the agreement of the Licensor and Licensee. If the two parties will proceed with the Merger, the provisions of Section 4.4 shall apply as if the date of notification of this choice were the date of the successful completion of the Clinical Trial.  As long as the Licensee has paid the License Cost in full within the Period but elects not choose this approach, Licensee shall retain the license granted in paragraph 2 above.  If Licensee provides any additional payments to Licensor in order to successfully complete the Clinical Trial, Licensor shall issue ordinary shares to Licensee, the number of shares to be calculated based upon a $40 million pre-money valuation (Fully Diluted).

4.7           Partial Payment of License Fee.  If the Clinical Trial has been successfully completed but the Licensee has not completely paid the License Cost in full within the Period, the Merger can be consummated with the agreement of the Licensor and Licensee.  If the Licensor or Licensee elects not to consummate the Merger, Licensor shall issue ordinary shares to Licensee for the amount paid by Licensee to Licensor.  The number of shares issued will be calculated based upon a $30 million pre-money market value (Fully Diluted). Upon issuance of these shares, this Agreement will terminate in accordance with the provisions of paragraph 10 below and Licensee shall not retain any of the license rights described in paragraph 2 above.

4.8           Modifications to 4.6 and 4.7.  If Licensor has any debts (with the exception of patent related debts and trade liabilities) at the time ordinary shares are to be issued pursuant to Section 4.6 or 4.7, then the valuation of the Licensor set out in each of Section 4.6 and 4.7 shall be reduced by the amount of that outstanding debt when calculating the number of shares to issue.  Additionally, if Licensee is to receive ordinary shares under Sections 4.6 or 4.7 and if Licensor has any other class of shares of capital stock outstanding that converts to ordinary shares, then the number of ordinary shares Licensee shall receive as calculated in Sections 4.6 to 4.8 shall represent the percentage of shares that shall equal (on a fully-diluted basis) the number of ordinary shares that will be outstanding upon the exercise of all classes of outstanding shares.

5.           REGULATORY APPROVAL AND COMMERCIALIZATION

5.1           Best Efforts for Regulatory Approval:  Licensor and Licensee shall collaborate to achieve U.S. and international regulatory approvals for the Commercialization of the Licensed Products.  This includes performing clinical trials on the Licensed Products.

5.2           Best Efforts for Commercialization:  Throughout the term of the License, Licensee shall use best efforts to Commercialize the Licensed Products in the given territory.

6.           IP OWNERSHIP; ASSIGNMENT; CONFIDENTIALITY

6.1           Patent Marking:  Licensee will mark all Licensed Products that are Commercialized by Licensee with appropriate patent numbers under the Patent Rights in accordance with U.S. and international patent marking laws and regulations.  Licensee’s patent markings under this paragraph are subject to reasonable approval by Licensor.

6.2           Intellectual Property Ownership:  Licensee acknowledges and agrees that all Intellectual Property Rights (including, for example, inventions, proprietary and non-proprietary information, specifications, requirements, and improvements, whether patentable or not, and works of authorship) and any Know How evidenced by or embodied in and/or connected/related/attached to the Licensed Products or that is conceived or developed during the term or in the course of the performance of this Agreement or the conduct of the Clinical Trials, the regulatory and Commercialization efforts under Paragraphs 5.1 and 5.2 by Licensee, and/or by any third party, is the sole and exclusive property of Licensor. Licensee and any of Licensee’s Personnel and any sublicensed third-party will promptly disclose the creation of such intellectual property to Licensor and, upon written request, assign to Licensor any and all of their intellectual property rights to such intellectual property and shall execute, and shall assure that Licensee's Personnel execute all such documents and do all such other acts as Licensor may reasonably require in order to vest fully and effectively all such Intellectual Property Rights and Know How with Licensor.

Any documentation, information, data, or materials provided to Licensee or anyone on its behalf by Licensor under this Agreement and any Know-How or Intellectual Property Rights embodied therein or pertaining thereto shall be the sole and exclusive property of Licensor

All Intellectual Property Rights and Know How owned by or licensed to Licensor prior to and after the date of this Agreement are and shall remain the sole and exclusive property of Licensor.

Licensee and any of its Personnel, jointly and severally, shall refrain from making any use whatsoever of the Licensor Intellectual Property Rights or Know How, other than under the License granted herein.

6.3           Preserving Confidential Information; Non-Use: In order to facilitate performance of the obligations set forth in this Agreement, it may be necessary for Licensor to disclose Confidential Information to Licensee.  As such, Licensee agrees that: (i) it shall use such Confidential Information only for meeting its obligations under this Agreement and will not use it for any other purpose; (ii) it shall prevent disclosure of Confidential Information to third parties and maintain the confidentiality of the Confidential Information with at least the same degree of the care as it uses to protect its own confidential and proprietary information, but no less than a reasonable degree of care under the circumstances; (iii) it will not, for a period of ten (10) years from the termination of this Agreement, as defined below in Paragraph 10, disclose any Confidential Information to anyone other than their employees and/or authorized representatives having a need to know and who have signed confidentiality agreements or are otherwise bound by confidentiality obligations at least as restrictive as those contained herein, provided that Licensee will remain liable for any and all breach of this Agreement by any of its Personnel.

6.4           Public Reporting Obligations:  It is recognized that Licensee will have obligations under the federal securities laws to disclose business and financial information on an ongoing basis. For example, annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K for a number of specified events and must comply with a variety of other disclosure requirements.  However, Licensee still has a duty to protect Licensor's Confidential Information and is not required to disclose confidential technical or business information to the public.  In order to protect Licensor's Confidential Information, Licensee agrees to allow Licensor to review all public filings (eg., 10K, 10Q, 8K, etc. – excluding any filings for automatic extensions or on Form D) at least five (5) business days prior to submission and all public press releases at least three (3) days prior to release.  Licensee agrees not to include information in any public filing that Licensor reasonably objects to on grounds that the document contains disclosure of Confidential Information.  If Licensee disagrees with Licensor and determines that it has a legal duty to disclose disputed information, then such information will be submitted to the applicable regulatory authority clearly marked as confidential for a determination if the disputed information requires public disclosure.   In no case will Licensee disclose information to the public which Licensor reasonably states is Confidential Information without a ruling from a regulatory authority or court of competent jurisdiction.

7.           WARRANTIES OF THE PARTIES

7.1           Ownership of Intellectual Property Rights.  Licensor is the owner and has sole and exclusive possession of, and has good and valid title to, all of the Patent Rights.  Licensor owns the Patent Rights free and clear of any liens, security interests, licenses, charges, encumbrances, equities, claims or restrictions.  Licensor is not a party to and is not bound by any agreement or understanding (whether written, oral, express or implied) relating to any of the Patent Rights (including previous or co-existing licenses) except for an agreement with the University of Arizona for an exclusive license to US patent #6,875,849 entitled "Methods of recovering chaperone proteins and complexes thereof", and there is no agreement, understanding, judgment, order or decree to which any of the Patent Rights is subject.  Neither Licensor nor any of its subsidiaries owns or possesses, and neither Licensor nor any of its subsidiaries has any interest in, any propriety right that is not a part of the Patent Rights and that relates in any way, directly or indirectly, to any of the Patent Rights or Licensed Products.

7.2          Adequacy of License.  The Patent Rights includes all knowledge necessary to enable Licensee and the sublicensee’s to Commercialize the Licensed Products.

7.3           No Infringement.  There is no claim pending or threatened against Licensor or any other person alleging that any of the Patent Rights or the Commercialization of any of the Licensed Products, infringes or conflicts with, or will infringe or conflict with, any proprietary right or other right of any person.  To the best of Licensor's knowledge, there is no existing or potential infringement of any of the Patent Rights or Licensed Products.  None of the Patent Rights or Licensed Products incorporates or otherwise depends on patents, trade secrets or other proprietary intellectual property of third parties.

7.4           Patent Rights.  To the best of Licensor's knowledge, no application for a patent that potentially interferes with the Patent Rights has been filed, no potentially interfering patent has been issued and, to the Licensor’s knowledge, no third party intends to file a potentially interfering patent.

7.5           Know-how.  A copy of all documentation relating to the Know-how exists.  Said documentation is current, accurate, complete and sufficient in detail and content to explain all aspects of the Know-how and to allow its full and proper use without reliance on the memory of others.

7.6           Noncontravention.  Neither the execution and delivery of this Agreement nor the performance of this Agreement will result (with or without notice or lapse of time) in (i) a violation of any law, rules, regulation, judgment, order or decree to which Licensor or any of the Patent Rights or Licensed Products is subject; (ii) a breach or violation of any agreement or understanding (whether oral, written, express or implied) to which Licensor is a party or by which Licensor is bound; or (iii) the termination of, or the imposition of any lien, security interest, license, charge, encumbrance, equity, claim, restriction, tax or assessment on or with respect to, any portion of the Patent Rights.

7.7           No Bankruptcy Proceedings.  Licensor has not (i) made a general assignment for the benefit of creditors; (ii) filed an voluntary bankruptcy petition; (iii) suffered the filing of any involuntary bankruptcy petition by any of its creditors; (iv) suffered the appointment of a receiver to take possession of all or any substantial portion of its assets; (v) suffered the attachment or other judicial seizure of all or any substantial portion of its assets; or (vi) admitted in writing its inability to pay any of its debts.

7.8           Binding Nature of Agreement.  This Agreement and each obligation of Licensor and Licensee hereunder, constitutes a valid and binding obligation.  This Agreement is enforceable against Licensor and Licensee in accordance with its terms.

7.9           Subsidiaries. The Licensor has not granted any intellectual property to any of its subsidiaries or to any entities which are affiliates of the Licensor.

7.10           Licensee Warrants: (a) it has obtained all the necessary approvals and has or will make all the required disclosures necessary to enter into this Agreement; (b) has disposed of all debt and liabilities as of the effective date of this Agreement ; (c) has no current, pending or threatened litigation;  (c) is current and in full compliance with all reporting requirements and applicable securities laws; (d) is fully authorized and legally capable of raising equity capital through issuance of common shares in amounts sufficient to fulfill obligations herein including the Merger;  (e) following the Effective Date of this Agreement licensee will retain a law firm and an accountant firm suitable to Licensor; and (f) that an election for new officers and directors will occur within 30 days of the Effective Date of this Agreement and such officers and/or directors will have the prior approval of the Licensor.

7.11           Mutual Indemnity:  Licensee agrees to indemnify, defend, and hold harmless Licensor and Licensor agrees to indemnify, defend and hold harmless Licensee (including employees, agents, and/or representatives) from any liability, damage, loss, or expense (including reasonable attorneys’ fees and expenses of litigation) incurred by or imposed upon Licensor or Licensee in connection with any claims, suits, actions, demands, or judgments arising out of or connected with this Agreement, the efforts for achieving regulatory approval on any Licensed Product, the efforts for Commercializing any Licensed Product, the efforts to raise funding through the offer or sale of securities or breach of any law or regulation by Licensee or Licensor (including employees, agents, and/or representatives), except to the extent that such liability is due to the gross negligence or breach of any law or regulation by Licensor or Licensee; and any other claims of liability for loss due to personal injury, non-payment of trade debt and property damage.

7.12           Notice of Claims:  Licensor and Licensee will each promptly notify each other of any claim, suit, action, demand, or judgment and will cooperate with each other in the defense of the given claim, suit, action, demand, or judgment.

7.13           Acceptable Counsel:  Licensee and Licensor agree, at their own expense, to provide attorneys reasonably acceptable to each other to defend against any claim, suit, action, demand, or judgment.

7.14           Settlements:  Licensee agrees not to settle any claim against Licensor with an admission of liability against Licensor without Licensor’s written consent.  Licensor agrees not to settle any claim against Licensee with an admission of liability against Licensee without Licensee’s written consent.  This includes Licensee agreeing not to settle any claim against the Patent Rights, such as any settlement involving invalidity,  unenforceability or an interpretation or characterization of any patent claims of any patent or patent application of the Patent Rights, without Licensor’s written consent.

7.15          Indemnity Not Excess Insurance Coverage:  The indemnity under Paragraph 7.3 will not be deemed excess coverage to any insurance or self-insurance that Licensor or Licensee may have covering a claim.  Licensee’s and Licensor's indemnity will also not be limited by the amount of insurance.

7.16          Subject Injury:  Licensor, is responsible for the costs of diagnosis, care, and treatment of any undesirable side effects, adverse reactions, illnesses, or injuries to a participant in any clinical trial, except for such costs that arise directly from the negligent activities, reckless misconduct, or intentional misconduct of Licensor. Licensor agrees to purchase and maintain clinical trial insurance, including malpractice insurance in an amount and form acceptable to Licensee.  This paragraph is not intended to create any third-party contractual benefit for any participants of any clinical study performed by Licensor.

8.           INSURANCE

8.1           Coverage:  Licensor will procure and maintain during the term of this Agreement comprehensive liability, clinical trial and product liability, officer and director's insurance and Licensee will procure officer and director's insurance and general liability insurance in amounts and in form acceptable to each other. In no event less than one million dollars ($1,000,000.00) per occurrence and three million dollars ($3,000,000.00) annual aggregate, with a reputable and financially secure insurance carrier.

8.1.1           Primary coverage:  Licensee’s insurance under Paragraph 8.1 will be primary coverage with respect to Licensee’s indemnification responsibilities under Paragraph 7.3.  Licensor’s insurance or self-insurance will be excess and non-contributory. Licensor’s insurance under Paragraph 8.1 will be primary coverage with respect to Licensor’s indemnification responsibilities under Paragraph 7.3 and 7.8.  Licensee’s insurance or self-insurance will be excess and non-contributory.

8.1.2           Tail coverage:  If Licensee’s or Licensor's insurance under Paragraph 8.1 is written on a claims made basis, as opposed to an occurrence basis, then they will purchase “tail” coverage and/or a retrospective coverage provision to provide continuation and non-interruption of coverage of all claims.

8.2           Inclusion of Parties:  The insurance under Paragraph 8.1 will include Licensor, and Licensor’s employees, agents, and representatives as additional insureds with respect to this Agreement. This insurance will be written to cover claims incurred, discovered, manifest, or otherwise made during or after the termination of this Agreement.

8.3           Certificate of Insurance:  Within ten (10) days after the Effective Date of this Agreement or such other date as mutually agreed, Licensee and Licensor shall provide each other with a Certificate of Insurance and Additional Insured Endorsement evidencing primary coverage and advise each other of any deductibles to the insurance.

8.4           Notice of Cancellation:  Licensee will provide Licensor or Licensor will provide Licensee with written notice thirty (30) days in advance of any cancellation or material change to insurance under Paragraph 8.1.

9.           NO LICENSOR WARRANTIES

9.1           No Warranties:  LICENSOR MAKES NO WARRANTIES, EXPRESS OR IMPLIED, AS TO ANY MATTER WHATSOEVER NOT EXPRESSLY DEFINED HEREIN, INCLUDING, WITHOUT LIMITATION, THE RESULTS OF ANY CLINICAL TRIAL, PRODUCT COMMERCIALIZATION, OR ANY INVENTION, PROCESS, OR PRODUCT, WHETHER TANGIBLE OR INTANGIBLE, CONCEIVED, DISCOVERED, OR DEVELOPED BY LICENSOR.  LICENSOR WILL NOT BE LIABLE FOR ANY INDIRECT, CONSEQUENTIAL, OR OTHER DAMAGES SUFFERED BY LICENSEE OR ANY SUBLICENSEE, OR ANY OTHERS INCLUDING, BUT NOT LIMITED TO, DAMAGES ARISING FROM LOSS OF DATA OR DELAY OR TERMINATION ANY CLINICAL TRIAL OR PRODUCT COMMERCIALIZATION, OR FROM THE USE OF THE RESULTS OF ANY CLINICAL TRIAL OR PRODUCT COMMERCIALIZATION, OR ANY SUCH INVENTION OR PRODUCT.

9.2           Force Majeure:  Licensor will not be liable for any failure to perform as required by this Agreement, if the failure to perform is caused by circumstances reasonably beyond Licensor’s control, such as labor disturbances or labor disputes of any kind, accidents, civil disorders or commotions, acts of aggression, acts of God, energy or other conservation measures, explosions, failure of utilities, mechanical breakdowns, material shortages, disease, thefts, or other such occurrences.

10.           TERM; TERMINATION

10.1           Termination:  This Agreement will enter into effect upon the Effective Date and, unless terminated earlier in accordance with the provisions hereof, shall terminate upon the earlier of: (i) consummation of the Merger or (ii) the issuance of Licensor shares to Licensee, in accordance with the provisions hereof.

10.2      Licensor may terminate this Agreement upon written notice to Licensee if the Licensee makes a general assignment for the benefit of creditors, is the subject of proceedings in voluntary or involuntary bankruptcy or has a receiver or trustee appointed for substantially all of its property.  Licensor may also terminate this agreement upon a change in control of Licensee unless such change of control is prior approved in writing by the Licensor.  Similarly, Licensee may terminate this Agreement upon written notice to Licensor if the Licensor makes a general assignment for the benefit of creditors, is the subject of proceedings in voluntary or involuntary bankruptcy or has a receiver or trustee appointed for substantially all of its property.

10.3           Termination Due to Breach: In the event of a material breach of this Agreement by either party, the other has the right to terminate this Agreement by providing thirty (30) days advance written notice to the breaching party, specifying the act or omission on which such termination is based.  If the breaching party cures the breach within the thirty (30)-day advance notice period, this Agreement will remain in force.  The thirty (30) day period will commence on the day that the breaching party receives the notice.

10.3.1           Curing Of Payment Breach:  If the breach occurs due to Licensee’s failure to timely pay Licensor under any paragraph of this Agreement, Licensee may cure this breach by paying the amount due plus a penalty payment equivalent to a 12% annual rate of the amount due within the thirty (30)-day advance notice period.  This penalty payment will not be calculated to be a contribution of cash toward the License Cost or in excess of the 10 Million Dollars upon the Merger in paragraph 7.0.

10.3.2           Immediate Termination Circumstances: If Licensee’s breach requires immediate termination to avoid irreparable harm, Licensor may terminate this Agreement immediately by providing written notice to Licensee to that effect.  For example, in the event of breach of any obligation of confidentiality; non-use; infringement, misappropriation, or misuse of any intellectual property rights of Licensor, or bankruptcy, insolvency, or other similar condition of Licensee, such that Licensee cannot perform its obligations under this Agreement, Licensor may terminate this Agreement immediately by providing written notice to Licensee to that effect. Similarly, If Licensor’s breach requires immediate termination to avoid irreparable harm, Licensee may terminate this Agreement immediately by providing written notice to Licensor to that effect.  For example, in the event that Licensor cannot perform its obligations under this Agreement, Licensee may terminate this Agreement immediately by providing written notice to Licensor to that effect.

10.4           Conditions, Rights and Obligations upon Termination: Upon termination or expiration of this Agreement for any reason, the following conditions, rights and obligations remain in force or are terminated:

10.4.1           The License granted to Licensee under Paragraph 2.1 is revoked and of no further force and effect. Licensee and any Sublicensee shall immediately cease any Commercialization of the Products and return to Licensor any Confidential Information or other material pertaining to the Patents or the Products in Licensee's possession or under Licensee's control (including any Confidential Information or material in the possession or under the control of any Sublicensee).

10.4.2         Licensor will continue to retain sole and exclusive ownership of any and all Patents, Products and all Intellectual Property therein or pertaining thereto and any Know-How.

10.4.3          Licensee’s confidentiality and non-use obligations will continue for a period of ten (10) years from the termination of this Agreement.

10.4.4          Licensee’s non-compete obligations will continue for a period of three (3) years from the termination of this Agreement.

10.4.5          Licensor’s no warranty and force majeure clauses under Paragraphs 9.1 and 9.2 will continue.

10.4.6         The Miscellaneous Provisions provided below in Paragraphs 11 will continue.

10.5           Credit for Payments. If either party terminates this Agreement or in the event of failure to consummate the Merger within 5 years, the total amount of funds paid by Licensee to Licensor, less any amounts obtained by Licensee as Sublicensee fees, at the date of termination shall be converted into equity of the Licensor to the Licensee.  Licensor shall issue to Licensee ordinary shares.  The shares will have the same proportional value as they would have had at the time of the Merger in paragraph 4.

11.           MISCELLANOUS PROVISIONS

11.1           Governing Authority:  This Agreement will be governed by and construed in accordance with the laws of New York without reference to conflict of law principles.  Any disputes under this Agreement may be brought in the courts located in New York, New York, and Licensee and Licensor consent to the personal jurisdiction and venue of these courts.

11.2           Severability: If any term, provision, covenant or condition of this Agreement is held invalid or unenforceable for any reason, Licensor and Licensee agree that such invalidity shall not affect the validity of the remaining provisions of this Agreement and further agree to substitute for such invalid or unenforceable provision a valid and enforceable provision of similar economic effect.

11.3           Publicity: Neither Licensor nor Licensee will publically disclose any information about this Agreement, including its existence, without the prior written consent of the other, which shall not be unreasonably be withheld.

11.4           No Conflict Warranty:  Licensor and Licensee each warrant that it has the right and power to enter into this Agreement and perform its obligations hereunder, and that this Agreement does not conflict with any other agreement or obligation by which either Party is bound.

11.5           Non-Waiver: The failure of either Licensor or Licensee at any time to require performance by the other of any provision hereof shall not affect in any way the full right to require such performance at any time thereafter; nor will the waiver by either Licensor or Licensee of a breach of any provision hereof be taken or held to be a waiver of the provision itself.

11.6           Injunctive Relief:  Licensee acknowledges that a breach of this Agreement of any obligation of confidentiality; non-use; infringement, misappropriation, or misuse of any intellectual property right may cause irreparable injury to the Licensor and the harm may not have an adequate remedy at law. Accordingly, the Licensor will have the right to seek immediate relief from a court of competent jurisdiction for breach of any obligation of confidentiality; non-use; infringement, misappropriation, or misuse of any intellectual property right; or any other claim where interim relief from the court is sought to prevent serious and irreparable injury.

11.7           Counterparts: This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.8           Notices: All notices and requests, required or authorized by this Agreement shall be given in writing and shall be deemed to have been received upon dispatch when sent (i) by facsimile or email with confirmation of transmission or receipt, (ii) by personal same day delivery, or (iii) by commercial overnight carrier with written verification of receipt, to the other Party at the address or facsimile number designated below. Licensor and Licensee may each change its address or facsimile number by written notice to the other Party.

Notices to Licensor will be addressed as follows:

_________________________
Immunovative Therapies Ltd.
Malcha Technology Park
Building No. 1, First Floor,
Jerusalem, Israel, 96951
Facsimile No. +972-8-971-9526

Z. Peter Sawicki, Esq.
WESTMAN, CHAMPLIN & KELLY, P.A.
900 Second Avenue South, Suite 1400
Minneapolis, MN 55402, U.S.A.

Notices to Licensee will be addressed as follows:

_________________________
Novo Energies Corporation (or Immunovative, Inc. upon the legal name change)
750 Cote de Place d'Ames, Suite 64,
Montréal, Québec, Canada H2Y 2X8
Facsimile No. _________

11.9           Relationship of the Parties. The relationship between the parties is that of independent contractors, and not one of partnership, agent and principal, employee and employer, joint venture, or otherwise.  Nothing herein contained shall be construed to be inconsistent with that relationship or status.

11.10           Entire Agreement: This Agreement, including the lists in Schedule A, contains the entire understanding and agreement of Licensor and Licensee with respect to the matters contained herein and therein and supersedes any prior or contemporaneous understandings or agreements, whether written or oral, between the parties with respect to such matters.  This Agreement may not be modified or amended except by a writing signed by an authorized representative of each of the parties.

IN WITNESS WHEREOF, Immunovative Therapies Ltd. and Novo Energies Corporation executed this Agreement on the respective dates indicated.

/s/ Dr. Michael Har-Noy
Dr. Michael Har-Noy, CEO
Immunovative Therapies Ltd.
Dec. 12, 2011

/s/ Antionio Treminio
Antionio Treminio
Novo Energies Corp.
Date: Dec. 9, 2011

Schedule A

I.           U.S. Granted Patents:

1.	U.S. Patent No. 7,402,431, issued on July 22, 2008, and entitled “T-Cell Therapy Formulation”

2.	U.S. Patent No. 7,435,592, issued on October 14, 2008, and entitled “Compositions For Allogeneic Cell Therapy”

3.	U.S. Patent No. 7,592,431, issued on September 22, 2009, and entitled “Biodegradable T-Cell Activation Device”

4.	U.S. Patent No. 7,678,572, issued on March 16, 2010, and entitled “Methods For Preparing T-Cells For Cell Therapy”

5.	U.S. Patent No. 7,943,180, issued on May 17, 2011, and entitled “Method For Stimulating A Host Immune System By Administering An Allogeneic Cell Material”

6.	U.S. Patent No. 7,956,164, issued on June 7, 2011, and entitled “Device For Enhancing Immunostimulatory Capabilities Of T-Cells”

7.	U.S. Patent No. 7,972,594, issued on July 5, 2011, and entitled “Ablative Immunotherapy”

8.	U.S. Patent No. 8,012,750, issued on September 6, 2011, and entitled “T-Cell Activation Device”

9.	U.S. Patent No. 8,071,374, issued on December 6, 2011 and entitled “Method For Preparing T-Cells for Cell Therapy”

10.	U.S. Patent No. 8,076,135, issued on December 13, 2011 and entitled "Method of Preparing a Treatment Effective Amount of Allogeneic T-Cells"

II.           U.S. Pending Patent Applications:

1.	U.S. Patent Application No. 13/099,867, filed May 3, 2011, published as U.S. Publication No. 2011/0206707, and entitled “Method For Stimulating A Host Immune System”

2.	U.S. Patent Application No. 13/077,347, filed March 31, 2011, published as U.S. Publication No. 2011/0177596, and entitled “Device For Enhancing Immunostimulatory Capabilities Of T-Cells”

3.	U.S. Patent Application No. 12/967,910, filed December 14, 2010, published as U.S. Publication No. 2011/0142887, and entitled “Methods And Compositions For Liquidation Of Tumor”

4.	U.S. Patent Application No. 12/909,517, filed October 21, 2010, published as U.S. Publication No. 2011/0040259, and entitled “Method For Allogeneic Cell Therapy”

5.	U.S. Patent Application No. 12/887,054, filed September 21, 2010, published as U.S. Publication No. 2011/0033435, and entitled “Composition Of Activated CD4 Cells”

6.	U.S. Patent Application No. 12/887,039, filed September 21, 2010, published as U.S. Publication No. 2011/0028912, and entitled “Method To Formulate T-Cells”

7.	U.S. Patent Application No. 12/869,490, filed August 26, 2010, published as U.S. Publication No. 2010/0322966, and entitled “Method For Allogeneic Cell Therapy”

9.	U.S. Patent Application No. 12/570,442, filed September 30, 2009, published as U.S. Publication No. 2010/0086561, and entitled “Th1 Vaccination Priming For Active Immunotherapy”

10.	U.S. Patent Application No. 12/173,330, filed July 15, 2008, published as U.S. Publication No. 2008/0279836, and entitled “Method Of Making A Cell Therapy Formulation”

11.	U.S. Patent Application No. 11/936,221, filed November 7, 2007, published as U.S. Publication No. 2008/0112963, and entitled “Ablative Immunotherapy”

12.
U.S. Patent Application No. 11/251,585, filed October 14, 2005, published as U.S. Publication No. 2006/0115487, and entitled “Allogeneic Cellular Immunotherapy For Invasive Pulmonary Aspergillosis (IPA)”